FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Private Issuer

                          Pursuant to Rule 13a-16 or 15d-16 of

                          the Securities Exchange Act of 1934

For the month of June, 1998

                             TURBODYNE TECHNOLOGIES INC.
--------------------------------------------------------------------------------

                (Translation of registrant's name into English)

         Suite 510, 1090 West Pender Street, Vancouver, BC, Canada, V6E 2N7
--------------------------------------------------------------------------------

                          (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20- F or Form 40-F.
                                        Form 20-F  X    Form 40-F
                                                 -----             -----

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                      Yes     No X
                                          ---    ---

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

                                SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                TURBODYNE TECHNOLOGIES INC.
                                      (Registrant)

Date:    June 25, 1998                                        By: Leon E. Nowek
       -------------------------------------                     --------------

                                                              /s/ Leon E. Nowek
                                                              -----------------
                                                                  (Signature)*

         *Print the name and title of the signing officer under his signature

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          THIS IS THE FORM OF MATERIAL  CHANGE  REPORT  REQUIRED  UNDER  SECTION
85(1) OF THE SECURITIES ACT.

                                      FORM 27

                                  SECURITIES ACT


               MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


Item 1.           REPORTING ISSUER

                  TURBODYNE TECHNOLOGIES INC.
                  Suite 510, 1090 West Pender Street
                  Vancouver, British Columbia  V6E 2N7

                  Telephone:  604-682-8854
                  Facsimile:  604-688-8621


Item 2.           DATE OF MATERIAL CHANGE

                  June 22, 1998


Item 3.           Press Release

                  June 22, 1998


Item 4.           Summary of Material Change

                  Turbodyne Technologies Inc. ("Turbodyne") announced it has received the official Export-Import Bank of the United States "Letter of interest No. L10783628XX -Russia", dated June 18, 1998, for funding of an expected purchase order of $30,675,000.00 from Trans Business Group of Moscow, Russia.


Item 5.           Full Description of Material Change

                  Turbodyne announced it has received the official Export-Import Bank of the United States "Letter of interest No.L10783628XX-Russia", dated June 18, 1998, for funding of an expected purchase order of $30,675,000.00 from Trans Business Group of Moscow, Russia.


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                  Trans Business Group informed Turbodyne in a Letter of Intent that it intends to order a total of 10,500 Turbopac(TM) models 1500, 2200 and 2500 for cars, buses and trucks, with deliveries to begin during the third quarter of 1998. Turbodyne has confirmed to Trans Business in writing the terms and conditions of the Letter of Intent, which provides for the issuance of a formal purchase order along with a detailed delivery schedule.

                  The Letter of Intent was pursuant to successful evaluations of Turbodyne's Turbopac(TM) units installed on Moscow city buses, truck and passenger cars more than a year ago, and successful certification tests at the State Scientific Centre of the Russian Federation in the Automotive Equipment, the Central Automobile and Automobile Engine Scientific Research Institute (GNTS NAMI).

                  Trans Business Group, headquartered in Moscow, Russia, is the premier Russian transportation services entity, employing about 2,500 personnel in three main areas of business:
                  1) Transportation and forwarding services which utilizes 400 trucks, several railway and reefer terminals, bonded warehousing and forwarding, along with automotive and truck maintenance and service facilities; 2) Trading activity in supermarkets, farmers markets and wholesale trading of food products; 3) Scientific developments and introduction of advanced American technologies into Russia. The Company has branch offices in St. Petersburg, Russia, United States, Finland, Germany, Belarus and Uzbekistan.

                  "Trans Business Group has the technological, logistical, and financial capabilities for the introduction and widespread distribution of Turbodyne products in Eastern Europe, and negotiations are in progress for OEM sales of products in the Russian Federation," said Turbodyne Chairman Edward Halimi. "Trans Business Group will also benefit from matching grants and consumer credit, which are available from several sources, including the World Bank for Environmental Programs," continued Halimi.

                  "Our program with the Trans Business Group is one of several such endeavours which we have been pursuing in the last three years worldwide with assistance from the United Nations Technology Group and local governmental and environmental agencies."

                  "Turbodyne's recognition by the United Nations Development Program as the only environmental product with the fuel economy and performance improvements for worldwide use, and the fact that Turbodyne technology is the only available alternative for reduction of the global warming effects of the transportation sector, has generated overwhelming interest in our products in both the aftermarket and OEM sectors."

                  "This order, along with other recent achievements, including our major OEM contract and U.S. EPA certification, is the culmination of extraordinary and tireless

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                  efforts of our scientists,  engineers,  consultants and other employees, which have established Turbodyne as the premier environmental technologies company worldwide," concluded Halimi.

                  Turbodyne Systems, the high technology division of Turbodyne, manufactures, designs, markets and develops patented pollution-reduction, fuel economy and performance enhancing technology for internal combustion engines in the automotive, transportation, construction, marine, agriculture, mining, military and power generation industries. Offices and plants are located in Carpinteria, La Mirada, Encinatas and Woodland Hills, CA; Ensenada and Mexico City, Mexico; Northants, England, Frankfurt, Germany; Vancouver, Canada; and Paris, France.

                  Turbodyne is an integrated manufacturing company specializing in the design, manufacture and marketing of high technology performance improvement and anti-pollution devices for automotive, marine and industrial applications. Turbodyne's light metal division is an accredited manufacturer of machined permanent mold and sandcast aluminum products for the automotive industry.

                  Turbodyne's integrated manufacturing capabilities also include precision machining, electronic circuit boards, business motors, high efficiency centrifugal fan modules and custom alloy wheels for the automotive aftermarket. Its offices and plants are located in Carpinteria, La Mirada, Encinitas, CA; Ensenada, Mexico; Northants, England; Vancouver, British Columbia; and Monchenlgadbach, Germany.


Item 6.           RELIANCE ON SECTION 85(2) OF THE ACT
                  ------------------------------------

                  Not applicable.


Item 7.           OMITTED INFORMATION
                  -------------------

                  Not applicable.



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Item 8.           SENIOR OFFICERS
                  ---------------

                  Mr. Walter F. Ware
                  President & Chief Executive Officer
                  c/o Turbodyne Technologies Inc.
                  21700 Oxnard Street
                  Suite 1550, Warner Center
                  Woodland Hills, California 91367

                  Telephone: (800) 350-2031
                  Facsimile: (818) 593-2284

Item 9.           STATEMENT OF SENIOR OFFICER
                  ---------------------------

                  The  foregoing   accurately   discloses  the  material  change
                  referred to herein.


   June 25, 1998
   -------------
   Date


   /s/ Leon E. Nowek
   -----------------
   (signature)


   Leon E. Nowek
   -------------
   Name


   Director/Vice President
   -----------------------
   Position


   Woodland Hills, California
   --------------------------
   Place of Declaration




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